

Mail Stop 3030

August 5, 2009

<u>Via U.S. Mail</u>

Mr. H. James Serrone
Chief Financial Officer
Torotel, Inc.
620 No. Lindenwood Drive
Olathe, KS 66062

> **Re: Torotel, Inc.**
> **Form 10-KSB for the Fiscal Year Ended April 30, 2008**
> **Form 10-K for the Fiscal Year Ended April 30, 2009**
> **File No. 000-52607**

Dear Mr. Serrone:

We have completed our review of your Form 10-KSB and Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief